DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

(212) 557-7200

September 14, 2017

Thomas Kluck

Legal Branch Chief

Office of Real Estate Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re: Cosmos Holdings, Inc.

Revised Preliminary Information

Statement on Schedule 14C

First Filed September 1, 2017

File No. 000-54436

Dear Mr. Kluck:

On behalf of Cosmos Holdings, Inc. (the “Company”), we have filed a revised Preliminary Information Statement on this date.

In response to General Comment 1, please be advised that the references on pages 11 and 12 to a merger in connection with the Reverse Stock Split were in error. They were a carryover from a prior document and there is no merger contemplated in connection with the Reverse Stock Split.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

cc: Cosmos Holdings, Inc.